Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

VOLUNTARY ANNOUNCEMENT

AND

OVERSEAS REGULATORY ANNOUNCEMENT

COMPLETION OF OFFERING OF CONVERTIBLE SENIOR NOTES

The board of directors of Alibaba Group Holding Limited (the “Company”) are making this announcement pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). Reference is made to the announcements of the Company dated May 23, 2024 and May 24, 2024 (“Announcements”) in relation to the Notes Offering. Unless otherwise defined, all capitalized terms used herein shall have the same meanings as defined in the Announcements.

We filed a Form 6-K with the Securities and Exchange Commission of the United States (“SEC”) in connection with the completion of the Company’s private offering of US$5 billion aggregate principal amount of 0.50% Convertible Senior Notes due 2031 (the “Notes”), which amount include the exercise in full by the initial purchasers of their option to purchase an additional US$500 million aggregate principal amount of the Notes (the “Option Exercise”). In connection with the Option Exercise, the Company also entered into additional capped call transactions with one or more of the Option Counterparties, using US$63.75 million of the net proceeds from the sale of the additional Notes. The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act (the “Notes Offering”).

The Notes will mature on June 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The Notes will bear interest at a rate of 0.50% per year, payable in arrears on June 1 and December 1, of each year, beginning on December 1, 2024. Holders may convert all or any portion of the Notes, in integral multiples of US$1,000 principal amount, at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, at its election and as the case may be, cash, ADSs, or a combination of cash and ADSs. Holders may elect to receive ordinary shares in lieu of ant ADSs deliverable by the Company upon conversion.

The initial conversion rate for the Notes is 9.5202 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$105.04 per ADS. The initial conversion price represents a premium of approximately 30% over the last reported sale price of US$80.80 per ADS on the NYSE on May 23, 2024. Based on the initial conversion rate and subject to certain adjustments, ordinary shares (including in the form of ADSs) of up to approximately 1.97% of the existing ordinary shares in issue and outstanding as of May 23, 2024 may be issued if the Notes are converted in full. The conversion rate is subject to adjustment in some events, but will not be adjusted for any accrued and unpaid interest.

In addition, following certain corporate events (such as in the event of a “fundamental change” (as defined in the indenture of the Notes), including but not limited to the ADSs of the Company ceasing to be listed on a recognized United States exchange or the shareholders’ approval of any proposal for the liquidation or dissolution of the Company) that occur prior to the maturity date or following our delivery of a notice of redemption of the Notes, we will, in certain circumstances, increase the conversion rate (which shall not exceed 12.3762 ADSs per US$1,000 principal amount of the Notes, in that case ordinary shares (including in the form of ADSs) of up to approximately 2.56% of the existing ordinary shares in issue and outstanding as of May 23, 2024 may be issued if the Notes are converted in full) for a holder who elects to convert its Notes in connection with such a corporate event or such notice of redemption, as the case may be. This “make-whole” increase of the conversion rate is subject to the same adjustments as the initial conversion rate noted above. The capped call transactions as described in the Announcements and below are separate transactions entered into by us with the Option Counterparties, are not part of the terms of the Notes and the Company will not be required to issue additional ADSs under the capped call transactions (as further described below) and therefore the capped call transactions will not lead to additional dilution to our ADSs and the ordinary shares represented thereby upon conversion of the Notes.

The capped call transactions we entered with the Option Counterparties are expected generally to reduce the potential dilution to our ADSs and the ordinary shares represented thereby upon conversion of the Notes (and/or offset the value of any cash payments that we will be then required to make on the converted Notes, should the conversion consideration include cash) in excess of the principal (par) amount of the converted Notes in the event that the market price per ADS, as measured under the terms of the capped call transactions, is greater than the initial conversion price of the Notes (subject to certain adjustments) (the “Strike Price”), subject to our ability to elect, subject to certain conditions, to settle the capped call transactions in cash (in which case we would not receive any ADSs from the Option Counterparties upon settlement of the capped call transactions). If, however, the market price per ADS, as measured under the terms of the capped call transactions, exceeds the cap price that will initially be US$161.6000 (subject to certain adjustments) (the “Cap Price”), which represents a premium of 100% over the last reported sale price of US$80.80 per ADS on the NYSE on May 23, 2024, there would nevertheless be dilution upon conversion of the Notes, to the extent that such market price exceeds the Cap Price of the capped call transactions.

For illustrative purpose only, on the assumption that the market price per ADS, as measured under the terms of the capped call transactions, is equal to or exceeds the Cap Price and the capped call transactions are fully settled in ADSs (subject to our ability to do so at the time), ordinary shares (including in the form of ADSs) that may be issued upon conversion of the Notes as a percentage of the existing ordinary shares in issue and outstanding as of May 23, 2024 is expected to decrease from 1.97% to 1.28%, if the Notes are converted in full, based on the initial conversion rate.

At the expiration of the capped call transactions on or around June 1, 2031 (coinciding with the maturity date of the Notes), we will not be required to make any cash payments to the Option Counterparties or their respective affiliates upon the exercise of the options that are a part of the capped call transactions, but we will be entitled to receive from the Option Counterparties a number of ADSs or an amount of cash generally based on the amount by which the market price per ADS, as measured under the terms of the capped call transactions, exceeds the Strike Price during the relevant valuation period under the capped call transactions. However, if the market price per ADS, as measured under the terms of the capped call transactions, exceeds the Cap Price, the number of ADSs and/or the amount of cash we expect to receive upon exercise of the capped call transactions will be capped based on the amount by which the Cap Price exceeds the Strike Price.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof, have not been and will not be registered under the Securities Act or any state securities laws in the United States, and are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act.

The Company is currently a secondary listed issuer on the Main Board of the Hong Kong Stock Exchange and therefore a number of exceptions to the Hong Kong Listing Rules are available to the Company under Rule 19C.11 of the Hong Kong Listing Rules.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are or contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the SEC, in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement.

Further information regarding these risks is included in the Company’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board

Alibaba Group Holding Limited

Kevin Jinwei ZHANG

Secretary

Hong Kong, May 30, 2024

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

4